Exhibit 99.1

Foresight Announces Plan for Reverse Share Split

Ness Ziona, Israel – August 15, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced today that it plans to conduct a reverse share split of the Company’s outstanding ordinary shares, no par value per share, at a ratio of 1-for-7 which is expected to be implemented at market open on the Tel-Aviv Stock Exchange on August 24, 2025 and on the Nasdaq Capital Market on August 25, 2025.

There will be no change to the existing ratio of the number of ordinary shares represented by the Company’s American Depositary Shares (“ADSs”). However, as a result of the reverse share split, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the reverse share split will be equal to or greater than the ADS price on a proportionate basis. The Company believes that the reverse share split will help the Company to maintain compliance with Nasdaq listing requirements. However, the Company can give no assurance that this goal will be achieved.

As of the effective date for the reverse share split, the Company’s ADSs will continue to be traded on the Nasdaq under the symbol “FRSX” with a new CUSIP Number.

The reverse share split will not impact any shareholder’s percentage ownership of the Company or voting power. No fractional new ADSs will be issued in connection with the reverse share split. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary Bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary Bank.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the expected timing of the reverse share split, its impact on its ADSs and its expectation that the reverse share split will help it maintain compliance with Nasdaq listing requirements. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia, CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654